Aesthetic Medical International Holdings Group Ltd

January 6, 2025

VIA EDGAR

Mr. Conlon Danberg

Ms. Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aesthetic Medical International Holdings Group Ltd

Form 20-F for the Year Ended December 31, 2023

Filed April 25, 2024

File No. 001-39088

Dear Mr. Danberg and Ms. Sawicki:

Aesthetic Medical International Holdings Group Ltd (the “Company,” “we,” “us,” “our company” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 25, 2024 regarding its annual report on Form F-20 for the fiscal year ended December 31, 2023 (the “FY2023 Form 20-F”) filed on April 25, 2024. For ease of reference, we have repeated the Staff’s comments in bold in this response letter and numbered them accordingly. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the FY2023 Form 20-F. Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2024.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

1.	We note your response to previous comment 1 with proposed revised disclosure on page 27:

“The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

The PRC government has significant authority to intervene or exert influence on our business operations in various aspects at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. We operate through our subsidiaries in mainland China, Hong Kong, the British Virgin Islands and the United States. In particular, the operational and legal risks associated with being based in and having operations in mainland China also apply to our operations in Hong Kong. As Hong Kong currently operates under a different set of laws from mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to our entities and businesses in mainland China, rather than entities or businesses in Hong Kong. However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future. risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong in the future. Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in the economic, political or social conditions, or government policies of mainland China could also materially and adversely affect our business, financial condition, and results of operations.”

Please revise your underlined sentence to note that the risk that any laws or regulations of mainland China will become applicable to your operations in Hong Kong in the future could be at any time and with no advance notice.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure (page reference is made to the FY2023 Form 20-F to illustrate the approximate location of the disclosure) based on the Company’s response to the Staff’s comments submitted on August 27, 2024, on page 27 of the 2023 Form 20-F, as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined):

Page 27 under “Item 3. Key Information—D. Risk Factors—Risks relating to doing business in the PRC”:

“The PRC government may intervene or exert influence on our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

The PRC government has significant authority to intervene or exert influence on our business operations in various aspects at any time, which could result in a material adverse change in our operations and the value of our ADSs and ordinary shares. We operate through our subsidiaries in mainland China, Hong Kong, the British Virgin Islands and the United States. In particular, the operational and legal risks associated with being based in and having operations in mainland China also apply to our operations in Hong Kong and any laws or regulations of mainland China could become applicable to our operations in Hong Kong in the future at any time and with no advance notice. As Hong Kong currently operates under a different set of laws from mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to our entities and businesses in mainland China, rather than entities or businesses in Hong Kong. However, there can be no assurance as to whether the government of Hong Kong will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Hong Kong in the future. ~~risks associated with being based in and having operations in mainland China may also apply to operations in the special administrative regions of Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China, the laws, regulations and the discretion of the governmental authorities in mainland China discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong which operate under different sets of laws from mainland China. However, the legal risks associated with being based in and having operations in mainland China could apply to the operations in Hong Kong, if the laws, regulations and the discretion of the governmental authorities in mainland China become applicable to entities and businesses in Hong Kong in the future.~~ Therefore, uncertainties in the laws and regulations of mainland China from time to time and the interpretation and enforcement of the laws and regulations of mainland China could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and affect our reputation, which might further cause the ADSs to significantly decline in value or become worthless. Changes in the economic, political or social conditions, or government policies of mainland China could also materially and adversely affect our business, financial condition, and results of operations.”

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The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions or further comments, please do not hesitate to contact the Company at (+86) 139-2862-0496. If you have further comments, we would appreciate it if you would forward them by electronic mail to us at toby@pengai.com.cn or by phone.

Very truly yours,

/s/ Guanhua Wu
Guanhua Wu
Chief Financial Officer